Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Independent Bank Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 33-60293, 333-04259, 333-27169, 333-31107, and 333-82998) on Form S-8 of Independent Bank Corp. of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Independent Bank Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of Independent Bank Corp.

/s/ KPMG LLP

Boston, Massachusetts
March 4, 2005